SECURITIES AND EXCHANGE COMMISSION


                    Washington, D.C. 20549
                         ____________

                            FORM 15
                           _________

 Certification and Notice of Termination of Registration under
    Section 12(g) of the Securities Exchange Act of 1934 or
Suspension of Duty to File Reports Under Sections 13 and 15 (d)
            of the Securities Exchange Act of 1934.

               Commission File Number:  0-14392

             Colorocs Information Technology, Inc.
    (Exact name of registrant as specified in its charter)

               5600 Oakbrook Parkway, Suite 240
                    Norcross, Georgia 30093
                        (770) 447-3570
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

         (i) Class A Warrants to Purchase Common Stock
        (ii) Class B Warrants to Purchase Common Stock
  (iii) Units, each consisting of two shares of Common Stock, one Class A Warrant to Purchase Common Stock and
         one Class B Warrant to Purchase Common Stock
        (iv) Class C Warrants to Purchase Common Stock
         (v) Class D Warrants to Purchase Common Stock

   (Title of each class of securities covered by this Form)

             Common Stock, no par value per share
 (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i) [X]       Rule 12h-3(b)(1)(ii) [ ]
     Rule 12g-4(a)(1)(ii)[ ]       Rule 12h-3(b)(2)(i)  [ ]
     Rule 12g-4(a)(2)(i) [ ]       Rule 12h-3(b)(2)(ii) [ ]
     Rule 12g-4(a)(2)(ii)[ ]       Rule 15d-6           [ ]
     Rule 12h-3(b)(1)(i) [ ]

     Approximate number of holders of record as of the
certification or notice date:  0

     Pursuant to the requirements of the Securities Exchange Act of 1934 Colorocs Information Technologies, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:April 1, 1996              By:/s/Alan McKeon
                                   Name:  Alan McKeon
                                   Title:  President